US Tiger Securities, Inc.

437 Madison Avenue, 27th Floor,

New York, NY 10022.

As representative of the prospective underwriters

September 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Frank Knapp
Jennifer Monick
Ronald (Ron) E. Alper
Pam Howell

Re:	Founder Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on August 1, 2024
File No. 333-281167

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:30 p.m., Eastern Time on September 30, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that copies of the proposed form of the preliminary prospectus have been distributed and will continue to be distributed to prospective underwriters, dealers, institutional investors, and others who are reasonably anticipated to participate in the distribution of the securities, as deemed necessary to ensure adequate distribution of the preliminary prospectus.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the prospective underwriters

US Tiger Securities, Inc.

By:	/s/ Jack Ye
Name: Jack Ye
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]